Mail Stop 6010

      							May 26, 2005

Scott L. Glenn
Chief Executive Officer and President
Planet Technologies, Inc.
6835 Flanders Drive, Suite 100
San Diego, California 92121

Re:	Planet Technologies, Inc.
	Preliminary Schedule 14A
      Filed April 29, 2005
      File No. 0-26804

   Form 10-KSB for the year ended December 31, 2004
	File No. 0-26804

Dear Mr. Glenn:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Schedule 14A
General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples only and not intended as exhaustive lists. If our comments are applicable to portions of your filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. In addition, please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the Company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to Planet Technologies shareholders. See Rules 14a-6(b) and (c) of the Exchange Act of 1934.
3. Please revise to indicate that the proxy statement and the form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).
4. Please identify on the last page of the proxy statement the information that you have incorporated by reference, as required pursuant to Item 13(c)(2) of Schedule 14A.
5. Please update the financial statements and other financial information in the Proxy as required by Rule 310(g) of Regulation S-
B. This requires that you provide additional financial information as of and for the period ended March 31, 2005, including your report on Form 10-QSB for that period.
6. Throughout the document, you occasionally mention the Asset Purchase Agreement or state that you are purchasing some of the assets and liabilities of ACP. It appears that these are intended to be references to the merger agreement and the merger. Is this is so, please revise. If it is not, please advise us as to what asset purchase you are referring.
7. We note that in Article 6.03 of the merger agreement, Planet agrees to prepare and file a registration statement in connection with the issuance of Planet common stock in the merger. We note that the terms of this covenant are not discussed in the preliminary proxy statement. Is your intention to register the sale of common stock from Planet to the ACP shareholder in connection with the merger? Please revise or advise.
Notice of Annual Meeting of Shareholders
8. Please disclose the deadline for returning proxies in the bolded legend at the bottom of the Notice, as well as in an appropriate location in your Question and Answer section.

Summary Term Sheet, pages iv-vi
9. In the summary of Proposal 1 on page iv, please add a heading entitled "Accounting Treatment," and state how you will account for the transaction and which party to the transaction will be deemed the acquiror for accounting purposes. Also, add similar disclosure in the more detailed discussion of the merger agreement, and as part of that disclosure, explain the ramifications of the accounting treatment and accounting acquiror determination.
10. In your summary of page Proposal 2 on page v and in the body of the proxy statement on page 23, you state that the shares represented by executed proxies will vote for the election of the nominees, "subject to the discretionary power to cumulate votes." Similarly, on page 1, under the caption "Voting Rights and Outstanding Shares," you state that the shareholders will grant the proxy holders discretionary authority to cumulate votes unless the proxy holders are otherwise instructed. This suggests that proxy holders may, at their choosing, decide to cast the proxy granter`s votes for directors in whatever proportion the proxy holders determine.
While the ability of shareholders to cumulate their votes for director nominees is commonplace, we note that you are granting proxy holders the discretionary authority to cumulate votes, and that such discretionary authority is the default rule unless shareholders instruct otherwise. Please confirm supplementally and provide reasoning which supports your apparent conclusion that California corporate law allows this grant of discretionary authority over cumulative voting. In addition, please make clear in your disclosure on pages v, 1, 23, and elsewhere as appropriate, that shareholders are conferring this right upon the proxy holders and explain that, unless instructed otherwise, proxy holders may allocate their cumulated votes for the director nominees in whatever proportion they choose, name the proxy holders as part of this disclosure and state their intentions as to voting such proxies.

11. In addition, your proxy card should indicate that discretionary authority to cumulate votes for director is being granted to the proxy holder.
12. In the summary of Proposal 3, please disclose the aggregate number of shares you expect to award under the 2000 Plan in connection with the merger. Also, in the discussion of the proposal on page 32, expand the disclosure to include all of the information required by Items 10(a) and 10(b) of Schedule 14A, including the table, if applicable, and disclose the terms of any specific awards you will make to ACP personnel in connection with the merger.
13. It appears that under Mr. Steube`s employment agreement, he is entitled to receive options to purchase at least 100,000 shares of common stock under the 2000 Plan. If Proposal 3 does not pass, will you be able to grant these options? Expand the disclosure to discuss this and the interdependence of this Proposal 3 and Proposal 1, if any.
Introduction, pages 1-2

Voting Rights and Outstanding Shares, page 1
14. You state that abstentions will have the same effect as negative votes. While this appears to be true as to Proposal 1, it may not be true as to Proposals 3 and 4. Please revise or advise.

Dissenters` Rights, page 2

15. We note that you have included identical disclosure on pages 2 and 6 with respect to dissenters` rights of appraisal. This redundancy is unnecessary and should be eliminated. Furthermore,
Item 3 of Schedule 14A requires that you indicate any statutory procedure required to be followed by dissenting security holders in order to perfect rights of appraisal. Your disclosure that shareholders must notify the Company of their intent to dissent within 30 days of the date the notice of approval is mailed is inadequate for this purpose. Please revise to summarize the procedural steps shareholders must take to perfect their rights of appraisal. Also, you should provide a more detailed, step-by-step explanation of what shareholders must do to successfully exercise their dissenters` rights in accordance with the provisions of the statute.
16. In addition, you must indicate, in accordance with Instruction
1
of Item 3, whether a shareholder`s failure to vote against a proposal will constitute a waiver of appraisal rights.
Statements Regarding Forward Looking Information, page 3

17. You state that shareholders "should consider carefully the statements under `Risk Factors` in the other documents filed with the
SEC..." You cannot incorporate information in risk factors from any
SEC filings except those you furnish to shareholders along with the proxy statement. See Item 13(b) and 13(c) of Schedule 14A. Therefore, you should revise this statement accordingly.
Proposal 1 - The Merger, pages 3-23

18. Pursuant to Instruction 7(b)(5) of Item 14, please provide a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the merger transactions and, if so, the status of the compliance or approval.
19. It does not appear that the Company obtained a fairness opinion or appraisal relating to the merger transactions. If such is the case, please provide a statement to such effect in this section of the proxy statement and consider whether the lack of such an opinion should be included among the risk factors related to the merger transaction. If, on the contrary, the Company received such a report, opinion or appraisal, please provide the disclosure required by Instruction 7(b)(6) of Item 14.
20. Along with your next amendment, please provide us with copies of all exhibits and appendices to the Agreement and Plan of Merger with
ACP.
21. Please relocate the section entitled "Questions and Answers About the Merger" on pages 18-20 and "Risk Factors Associated with the Merger" on pages 20-23 so that these two sections immediately follow the Introduction on pages 1-2.

22. In addition, please combine the section of risk factors related specifically to ACP
(page 12) with the risk factors related to the merger, so that there is only a single risk factors section in the proxy statement. Consider grouping risks related to the merger under one sub-section and risks related to the combined company under another. As a result, we expect that your disclosure of risks concerning the business of the combined company will be a mixture of risks related to the business of ACP (from the proxy statement) and risks related to the business of Planet Technologies (as disclosed in your 2004 10-
KSB). In this regard, please eliminate any redundancies in the risk factors that may occur as a result of this merger of risk factors.

23. Please quantify the aggregate amount of indebtedness Mr. Dawson will forgive in exchange for the $1.5 million payment. We note that the pro forma financial statements indicate there is over $4.0 million of debt due to "selling shareholders." Also, state how much debt, if any, the combined company will have to Mr. Dawson after the merger.

Reasons for the Merger, pages 4-5
24. Please note that an itemization of the factors considered by the board of Planet Technologies in approving the Agreement and Plan of
Merger is inadequate. Please expand the disclosure to discuss each itemized factor in reasonable detail so that the reader understands the board`s thought process. By way of example only, "Information concerning the Company`s and ACP`s respective businesses, prospects, business plans, financial performance and condition, results of operations, technology and competitive positions," (page 4) and "The current financial market condition and historical stock market prices, volatility and trading information," (page 4) are not sufficient descriptions and merely prompt more questions. Substantially more detail is necessary throughout this section. Each of the material reasons for the board`s decision, both positive and negative, should be expanded so that the reader understands the nature of the factors considered, the board`s conclusions and observations about such factors, and how such information influenced the board`s deliberations. As another example, the bullet point, "the compatibility of the Company`s business with that of ACP`s business," indicates only that the board considered issues of compatibility. To be meaningful for shareholders, the bullet point should also discuss what conclusions the board reached about the two companies` compatibility and how that weighed in favor of approving the merger.
25. Please be advised that you must disclose all material, negative factors considered by the board. Your disclosure, as currently written, suggests that there were other potentially negative factors that were considered by the board, but that are not listed.
Please
revise accordingly.

Background and Negotiations Related to the Merger, page 5
26. You should expand this discussion to provide more detail regarding the contacts, negotiations and meetings that led to the merger agreement. Much detail appears to be absent from this section. For instance, as a example, you mention on page 4 that one of the items the board considered was "[t]he due diligence investigation conducted by the Company`s management." You do not mention any such diligence activity in this background subsection. Please revise substantially to provide more detail and discuss any omitted contacts, negotiations and other relevant activity.
27. Please provide us supplementally with copies of any non-public information - documents, financial forecasts, projections and presentations - used by or on behalf of Planet Technologies in the merger negotiations. We may have additional comments.
28. Please elaborate on the findings that emerged from the
Company`s
industry analysis and which led it to consider ACP as a prime candidate for acquisition. Describe the characteristics of ACP that
were deemed to support a merger with Planet Technologies.   If any
other companies were seriously considered, explain why they were ultimately rejected in favor of ACP.
29. Please identify the Planet Technologies board members and executive officers who were present at each of the meetings described.
30. Your description of the meetings is quite vague. In accordance with the requirements of Instruction 7(b)(7) of Item 14 of Schedule
14A and Item 1005(b) of Regulation M-A, you should describe in greater detail the nature and substance of the deliberations conducted at the various meetings from January 2004 through March 7,
2005. For example, when you mention that the board engaged in "some discussion" at the March 7 meeting before assenting to the merger (page 5), you should elaborate on the specifics of this discussion.
The disclosure should provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of the board`s deliberations in the period beginning in January 2004 and ending with the execution of the Agreement and Plan of Merger. Broad generalizations about topics covered during these meetings are not sufficient.
31. Please describe in reasonable detail how the consideration of 600,000 shares of Planet Technologies common stock and $1.5 million in cash were determined and negotiated.
Completion of the Merger, pages 5-6

32. Please briefly describe the nature of the obligations ACP owes to
Mr. Dawson, for which the Company proposes to pay $1.5 million.

Agreement and Plan of Merger, pages 6-8
33. Please remove your statement in the second sentence of the first paragraph that the summary "does not purport to be complete." While the summary by definition should not contain all of the detailed information found in the Agreement and Plan of Merger, it should nevertheless be a complete summary of the most important information.
Along these lines, it is not appropriate to limit the summary to some of the material terms of the Agreement and Plan of Merger. Please revise the disclosure as necessary to include all material information.

Representations and Warranties, page 7

34. Your inclusion of a summary of the representations and warranties of the parties to the Agreement and Plan of Merger indicates your conclusion that this is material information to shareholders. Accordingly, you should revise to describe these in slightly more detail to enable shareholders to understand the gist of the provisions listed. For example, the fragments "ACP compliance with laws," and "financial reports and SEC documents," customary though they may be in agreements of this sort, are not terribly meaningful disclosure.

Recent Sales of Unregistered Securities, page 9
35. Pursuant to Item 701 of Regulation S-K, please name the investors or identify the class of investors to whom the securities were sold and briefly state the facts relied upon to make the Section 4(2) exemption available.

ACP`s Business, pages 10-12
36. In accordance with Instruction 7(c)(2) of Item 14 of Schedule 14A, Part C of Form S-4 and Item 101 of Regulation S-B, please include approporiate disclosure concerning the seasonality of ACP`s business, competitive conditions and the regulatory environment.

Customers of ACP, page 11

37. On page 11, you state that ACP receives customer orders from
patients of more than 	5,000 physicians.  First, describe the
distribution agreements you have with these 	physicians, quantify
any
revenue sharing arrangements, etc.  Also, for each respective
	sales channel, state as a percentage of total sales for 2004 sales derived from that channel.
38. To the extent that any of ACP`s customers account for 10% or more
of its revenues, 	please specifically identify such.  Similarly,
if
any of the physicians through which ACP 	markets its products
account for a significant portion of ACP`s customers, please name
	them.
Suppliers of ACP, page 11
39. Please disclose whether ACP has written supply agreements with Precision Fabrics Group and Shawmut Mills. If so, and these agreements are material to ACP`s business, please describe the material terms of these contracts.
40. Please disclose the extent to which:
* any of the critical materials supplied by third parties are not readily obtainable from alternate vendors; and

* these materials are supplied pursuant to long-term contracts.

41. Since ACP purchases raw materials for manufacturing, it
appears
it may engage in 	manufacturing activity.  If it does, describe
that activity.
42. As to your disclosure concerning the employees of ACP, formulate meaningfully titled employee functional categories, such as sales, administrative, etc., and disclose how many of your employees work in each of these categories.
Risk Factors, page 12

General
43. Please note that our comments concerning the ACP risk factors apply to the combined company. Because we have requested that you combine the separate risk factors sections into a single section, your revisions to our comments here should be made in the combined risk factor section and should be geared toward the combined company as it will appear following the merger.
44. Where you lay out bullet points highlighting specific risk factors, please elaborate on any specific problems you have faced in the past relating to those bullet points, are ongoing, or which are likely to occur. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor. We may have further comments on your disclosure.
45. Some of your risk factor subheadings, as illustrated below, either state a fact or describe an uncertainty, but do not clearly or completely reveal the actual risk from a cause-and-effect perspective. These include:
* "ACP has experienced losses" and
* "ACP faces numerous competitors"

Please revise your subheadings as necessary to explain the specific risk and why and/or how it could affect investors. You may find it helpful to use an "if...then" approach to writing the subheadings, where "if" denotes the risk and the "then" discloses the specific adverse consequences of that risk.
46. Please consider whether you should add a risk factor that addresses the risks posed by insurance reimbursement systems, which you indicate at the bottom of on page 13 exert pressure on pricing for allergen products.
47. Also, please consider whether a new risk factor discussing newly introduced product testing programs in Germany (page 13) is warranted.
48. Please also address, if applicable, whether any of the key raw materials used by ACP are inherently scarce and the risks this may pose.

ACP has experienced losses, page 12
49. Please revise to disclose ACP`s history of losses for the twelve months ended December 31, 2002 and the accumulated deficit as of the most recent date practicable.

ACP may require additional capital in the future . . ., page 12
50. We note that the combined company will have a sizable working capital deficit if the merger is completed. Please expand the disclosure in this risk factor to quantify that working deficit. Also, please revise to state that ACP will require additional capital in the future since this is a certainty and describe generally how ACP has met its capital needs in the past. We note the aggregate amount of the loans affiliates have made in the past.

Any inability to adequately retain or protect our employees, customer relationships and proprietary technology . . . , page 12
51. You talk about three distinct risks in this risk factor- the retention or protection of (i) employees, (ii) customer relationships, and (iii) proprietary technology . Each of these topics merits its own separate risk factor. Accordingly, please break these out and discuss each independently. We may have further comments.

The departure of certain key personnel . . ., page 12
52. Since most companies rely on their key personnel, clearly explain how this specific risk factor applies to your company. For example, identify the key personnel upon whom you are dependent and how you would be specifically adversely affected if one or more of them left.
53. Please disclose whether you have reason to believe that key employees will depart the company a result of the impending transaction or, independent of the transaction, any individuals are planning to leave, retire or are nearing retirement age. If so, please identify such and the anticipated impact on the combined company going forward.
54. Please disclose whether you have employment contracts with your key scientific and management personnel and those contracts are affected, if at all, by the contemplated transactions.

ACP`s Management`s Discussion and Analysis\

Revenue Recognition, page 13

55. Please disclose your return policy. Please tell us why it is appropriate to recognize returns upon receipt of products rather than an estimate of returns at the time of sale. In addition, please explain why you are not able to reasonably estimate warranty costs.
Explain managements` assessment of materiality for future returns and warranty costs.
56. We believe you should provide disclosure for items that reduce gross revenue such as product returns, customer rebates and other discounts and allowances. Please consider providing the following disclosures.
a) Identify and quantify all items that reduce gross revenues.
b) Disclose and discuss, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially returned as of the balance sheet date and disaggregated by expiration period.
c) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
d) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction to gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances).

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements,
page 18

57. Please clarify in the filing how you intend to pay the $1.5 million cash payment since there are insufficient funds in your cash balance. It appears your adjustment to cash in note (b) may not be appropriate.

58. Please clarify to us how you complied with paragraph 35 of SFAS
141 in allocating your purchase price. Tell us what consideration was given to allocating the purchase price to all identifiable assets.

Questions and Answers About the Merger, pages 18-20
59. In addition to the matters already addressed in this section, please also include in the question and answer format a discussion about the percentage of outstanding common stock of:
* Planet Technologies owned by (i) non-affiliates and (ii) affiliates as of the record date, on a fully diluted basis.
* the combined company that will be owned by each of the former
(i)
stockholder of ACP, (ii) non-affiliates of Planet Technologies and
(iii) affiliates of Planet Technologies immediately following the merger, on a fully diluted basis.
60. You state that the merger is not expected to result in any material tax consequences to the company or its shareholders. State the basis of this conclusion and whether or not you will obtain a tax opinion or revenue ruling concerning tax consequences.

Risk Factors Associated with the Merger, pages 20-23
61. If either Planet Technologies or ACP has material agreements that, by their terms, may be terminated or renegotiated as a result of the transactions described in the proxy statement, or cannot be assumed by the combined company without undue difficulty, please add a separate risk factor that addresses this point. You should also disclose whether any third party has indicated its intention to terminate its agreement with either company or to defer or delay a decision affecting its agreement with either company in response to the contemplated transactions. Also, if the merger will trigger any change of control or similar provisions in contracts of either company which could have a material effect on the combined company, you should discuss them here and quantify the effect(s) to the extent possible.
62. We note that the Agreement and Plan of Merger does not appear to have any remedy for losses incurred by Planet Technologies or its affiliates arising out of the merger, except in the event of termination of the transaction. Please consider whether this presents a material transaction risk that should be disclosed as a separate risk factor. If the Planet Technologies board considered this feature of the Agreement and Plan of Merger as a negative factor weighing against the transaction with ACP, this should also be disclosed as appropriate in the proxy statement.
63. Please consider whether there is a need for a risk factor that addresses the diminution of voting control by holders of Planet Technologies as a result of the merger with ACP. In other words, each individual Planet Technologies holder will not exert the same degree of voting power with respect to the combined company that it did with Planet Technologies prior to the consummation of the transaction.

"The Company may not realize the intended benefits of the
acquisition
.. . .., page 20
64. The body of this risk factor does not appear to be consistent with the heading. The body addresses problems of integration while the heading relates to the inability to expand operations and develop new products. Please reconcile this discrepancy.

The Company and ACP may waive one or more of the conditions . .
..,"
page 21
65. Please clarify the risk to shareholders if the parties waive one or more of the conditions to the merger, and the board decides not to resolicit shareholder approval.

The Company`s stock price has been volatile . . ., pages 22-23
66. Please clarify why the fluctuation and decline in the Company`s stock price is related to the technology recession, as you state at the top of page 23. It is not clear to us why there should be a relationship between the consumer goods you sell and the technology sector.

Proposal 2 - Election of Directors, pages 23-31
67. With respect to the biographical information provided for each of
the director nominees (pages 23-24), please ensure that you
disclose
the relevant dates and duration of experience for all business endeavors discussed. You should also describe the nature of the business in which such employment was carried on and, if a named person has been employed by Planet Technologies or an affiliate for less than five years, the nature of the person`s responsibilities
undertaken in such prior position.   Please refer to Item 401(e)
of
Regulation S-K for further clarification.
68. Similarly, to the extent that the biographical information provided for management
(page 26) omits relevant dates, business descriptions and job responsibilities, please make the necessary revisions.

Employment Agreements and Change in Control Agreements, pages 31-
32
69. Please disclose the termination and severance provisions of Mr.
Glenn`s employment agreement. You should also provide descriptions of such provisions with respect to the other employment/consulting agreements discussed in this section.
70. Please provide the number of stock options granted to Mr. Glenn under the terms of the employment agreement as of the date of the proxy statement, the exercise price of the options granted thus far, and the clarify that the Company has a continuing obligation to issue options at any time to Mr. Glenn in order to maintain his percentage of stock ownership at 5%.
71. Please describe all material terms of the consulting agreement with Dr. Petcavich.
72. Please confirm that the Company`s agreement with H.M. Busby has been terminated.

Certain Relationships and Related Transactions, page 32
73. Please provide the price and other relevant terms of the
200,000
shares that were sold to the fund controlled by Mr. Glenn and identify the fund.
74. With respect to the 4,500 shares issued and sold in connection with the exercise of certain options by current and former directors, please provide the specifics of such exercises, including the names of the directors the exercise price and number of options exercised.

ACP Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Trade Accounts Receivable, page A-7

75. We noted the increase in your trade accounts receivable balance at 12/31/04 from 12/31/03. We also noted that sales decreased from the prior year. Please disclose in Management`s Discussion and Analysis the reason for the increase in accounts receivable. In addition, expand your disclosure regarding accounts receivable balances to provide an understanding of the composition of the balance to assist investors in assessing collectibility. Please consider the following:
* Provide an aging of accounts receivable by payor classification with an emphasis on breaking out self-pay receivables;
* Clarify how write-offs of accounts receivable are determined and recorded;
* Disclose the days` sales outstanding for each period and provide a discussion in liquidity and capital resources of the reasons for significant changes from the prior period;
* Clarify how management`s assesses materiality with regards to realization of losses for trade accounts receivable; and
* Clarify what you mean by "the company grants credit to its wholesale customers" which is stated under Note 1. Nature of Business.

Revenue Recognition

76. Please state your revenue recognition policy. Tell us how your policy complies with SAB 104.

Prepaid Expenses

77. Please disclose the composition of your prepaid expenses.

Segments

78. It appears that the disclosures in paragraph 37 of SFAS 131 may be required.

Item 6. Planet Technologies Management`s Discussion and Analysis

Revenue Recognition, page B-13

79. Please disclose your return policy.

80. Please consider providing the following disclosures regarding your estimate for returns.

a) Disclose the nature and amount of the accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) Disclose the factors that you consider in estimating the accrual such as historical return of products, levels of inventory in the distribution channel, price changes from competitors and new products.
c) You should consider disclosing a roll forward of the accrual for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

d) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations in the accrual including the effect that changes in your estimates of these items had on your revenues and operations.

Statement of Operations Data- Years ended December 31, 2004 and
2003,
page B-13

81. We noted that sales for the year ended December 31, 2004 and the quarter ended March 31, 2005 were negatively impacted by the Do Not
Call legislation which prohibits the company to telemarket its products to existing customers. We also note that your business strategy is "primarily based upon promotion of products directly to the consumer by telemarketing to the Company`s database of customers who have purchased the Allergy Free Electrostatic Filter." Please disclose the effect this legislation has on future revenues and the company`s plan to mitigate this factor.
Planet Technologies Statements of Operations, page B-32

82. We note on page 31 that your President/CEO and Chairman of the Board has agreed to be paid a nominal salary for the three years beginning in November 2004. Please note that your financial statements should reflect all costs of doing business, which would include salary expense of your executive officer.
Notes to Financial Statements: Planet Technologies
Segments

83. It appears that the disclosures in paragraph 37 of SFAS 131 may be required.
Form 10-KSB for the Year Ended December 31, 2004

Risk Factors, pages 6-8
84. As noted above, revisions that we request to your risk factors should be incorporated as appropriate in your risk factors section in the proxy statement. The comments that follow should be considered applicable to the combined company.
"Amendments to the Telemarketing Sales Rule . . .," page 6
85. Please expand your discussion of the TSR to address the anticipated impact to the Company of 70% of your historical customers placing their names on the national "do-not-call" list. In your expanded discussion, you should also clarify how dependent the Company is on telemarketing for its sales revenues.

"Future sales of our common stock . . .," page 8

86. Please revise to include the number of shares that may be issuable upon the conversion of outstanding derivative securities if such calculation is not already included in the figure of
1,955,397
shares.
Recent Sales of Unregistered Securities, page 10
87. Pursuant to Item 701 of Regulation S-K, please name the investors or identify the class of investors to whom the securities were sold and briefly state the facts relied upon to make the Section 4(2) exemption available.

*	*	*

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan, Attorney-Advisor, at (202) 551-3623, Michael Reedich, Special Counsel, at (202) 551-3612, or me at (202) 551-3710 with any
other questions.

								Sincerely,




								Jeffrey Riedler
      							Assistant Director


cc:	Reggie F. Borkum, Esq.
	Bob Blanchard, Esq.
Blanchard, Krasner & French
	800 Silverado Street, Second Floor
La Jolla, CA 92037


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Scott L. Glenn
Planet Technologies, Inc.
May 26, 2005
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